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                        [MHM SERVICES, INC. LETTERHEAD]

December 19, 1997


BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Amy Metlzer Starr

RE: MHM SERVICES, INC. - WITHDRAWAL OF REGISTRATION STATEMENT

Ladies and Gentleman:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended, please accept this letter as a request for the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of the Registration Statement on Form S-3, File Number 333-1750 (the "Registration Statement"), of MHM Services, Inc. (the "Company"). The Registration Statement as originally filed was amended on July 23, 1996, October 11, 1996, and March 12, 1997. The Registration Statement was filed to permit resales of securities by the holders thereof and did not include any securities to be sold directly by the Company. To the best of our knowledge, none of the selling stockholders has sold any securities under the Registration Statement. Such withdrawal is consistent with the public interest and the protection of investors for the following reason.

On November 21, 1997, the New Jersey Superior Court entered summary judgment against the Company and in favor of MEDIQ Incorporated. The adverse decision dismisses the Company's suit against MEDIQ to set aside the Company's Promissory Note in favor of MEDIQ in the original principal amount of $11.5 million. The Company is currently pursuing several alternatives, including the possibility of filing for reorganization under Chapter 11 of the bankruptcy laws. Given the potential financial impact of the court's decision, the Company has determined that it is in the best interest of the stockholders for the Company to withdraw the Registration Statement so that management can focus its time and financial resources on resolving issues related to the MEDIQ lawsuit. The Company does not intend to pursue registration of the securities covered by the Registration Statement at this time.

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Securities and Exchange Commission
December 19, 1997
Page Two


If you have any questions regarding this application, please contact the undersigned at (703)749-4610 or the Company's legal counsel, Ellen C. Grady of Shaw Pittman Potts & Trowbridge at (703) 790-7946.

Sincerely,

MHM Services, Inc.

By: MICHAEL S. PINKERT
   ----------------------
   Michael S. Pinkert
   President and Chief Executive Officer

MSP:psc

cc:  Carol Stacey, Mail Stop 7-6
     Nathan Cheney, Mail Stop 4-10
     Joseph K. Pascale, Mail Stop 7-7
     Shelley Parratt, Mail Stop 7-6
     Ellen C. Grady, Esq.